PRUDENTIAL MYROCKSM ADVISOR VARIABLE ANNUITY

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

Supplement dated March 5, 2020
to Prospectus dated December 31,2019

This Supplement should be read in conjunction with the current Prospectus for your Annuity and should be retained for future reference. This Supplement is intended to update certain information in the Prospectus for the variable annuity you own and is not intended to be a prospectus or offer for any other variable annuity that you do not own. Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Prospectus and Statement of Additional Information.
This Supplement contains information about changes, effective February 28, 2020, to the management fees, or fee waivers or expense reimbursements, and total expenses for the Portfolios of the DFA Investment Dimensions Group, Inc. available through your Annuity.
The table captioned “Underlying Portfolio Annual Expenses for Portfolios Available Beginning on or about February 24, 2020 if the Defined Benefit is Not Elected” in the “Summary of Contract Fees and Charges” section of the Prospectus is revised as follows with respect to the Portfolios shown below:

UNDERLYING PORTFOLIO ANNUAL EXPENSES FOR PORFOLIOS AVAILABLE BEGINNING ON OR ABOUT FEBRUARY 24, 2020 IF THE DEFINED BENEFIT IS NOT ELECTED
(as a percentage of the average daily net assets of the underlying Portfolios)

FUNDS	Management Fees	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Fee Waiver or Expense Reimbursement	Net Annual Fund Operating Expenses
DFA VA Global Moderate Allocation Portfolio1,*	0.25%	0.03%	0.00%	0.00%	0.00%	0.22%	0.50%	0.20%	0.30%
VA Global Bond Portfolio[1]	0.21%	0.03%	0.00%	0.00%	0.00%	0.00%	0.24%	0.00%	0.24%
VA International Small Portfolio[1]	0.50%	0.07%	0.00%	0.00%	0.00%	0.00%	0.57%	0.00%	0.57%
VA International Value Portfolio[1]	0.40%	0.05%	0.00%	0.00%	0.00%	0.00%	0.45%	0.00%	0.45%
VA Short-Term Fixed Portfolio[1]	0.18%	0.03%	0.00%	0.00%	0.00%	0.00%	0.21%	0.00%	0.21%
VA U.S. Large Value Portfolio[1]	0.25%	0.02%	0.00%	0.00%	0.00%	0.00%	0.27%	0.00%	0.27%
VA U.S. Targeted Value Portfolio[1]	0.35%	0.03%	0.00%	0.00%	0.00%	0.00%	0.38%	0.00%	0.38%
1We assess an additional charge (Fund Access Charge) for allocations to the Sub-account investing in this underlying Portfolio. See “Fees, Charges and Deductions-Fund Access Charge” in the prospectus for information about this charge.
*The “Acquired Fund Fees and Expenses” and “Total Annual Fund Operating Expenses” have been restated to reflect current fees. The Advisor has agreed to waive certain fees and in certain instances, assume certain expenses of the VA Global Moderate Allocation Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2021, and may only be terminated by the Fund’s Board of Directors prior to that date. Under certain circumstances, the Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/ or expense assumption.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

GENPRODSUP13